

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via Facsimile</u>
Richard Lindermanis
Chief Financial Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

   Re: Pegasi Energy Resources Corporation
      Form 10-K/A for Fiscal Year Ended December 31, 2010
      Filed August 22, 2011
      Form 10-Q for Fiscal Quarter Ended June 30, 2011
      Filed August 22, 2011
      File No. 333-134568

Dear Mr. Lindermanis:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Karl Hiller

           Karl Hiller
           Branch Chief